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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form N-SAR

                      For Period Ended: October 31, 1996

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: _______________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION

Health Management, Inc.
Full Name of Registrant

_________________________________________________________
Former Name if Applicable

1371-A Abbott Court
Address of Principal Executive Office (Street and Number)

Buffalo Grove,  Illinois  60089
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    The registrant was unable to file its quarterly report on Form 10-Q for the period ending October 31, 1996 within the prescribed time period. The delay is due to the timing of the Company's sale of 49% of its Common Stock to Transworld Home Healthcare, Inc. ("Transworld") which is described in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 1996. The registrant signed a definitive agreement to sell such common stock to Transworld on November 13, 1996 and the closing for such transaction which was originally scheduled to be held on or about December 12, 1996 has been postponed to on or about December 23, 1996. The notes to the registrant's financial statements for the quarterly period ended October 31, 1996 and in the description of Management's Discussion and Analysis of Financial Condition and Results of Operations need to be revised to reflect the current status of the transaction.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cheryl V. Reicin          212           547-5522
        (Name)            (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes   [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         A $7.2 million charge will be recorded in connection with the consolidated stockholder class action lawsuit In re Health Management, Inc. securities litigation, Master File No. 96 Civ. 0889 (ADS) and an additional charge of $1.4 million will be recorded in connection with certain estimates of amounts which are owing to New York State Medicaid.

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                                  SIGNATURES

     Health Management, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                       HEALTH MANAGEMENT, INC.

Date: December 16, 1996                By: /s/ Paul S. Jurewicz
                                       Name: Paul S. Jurewicz
                                       Title: Chief Financial Officer,
                                              Executive Vice President,
                                              Treasurer and Secretary